CONSENT OF VINCENT CARDIN-TREMBLAY

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Nomad Royalty Company Ltd. (the “Company”) for the year ended December 31, 2021 (collectively, the “Annual Report”), I, Vincent Cardin-Tremblay, P.Geo, consent to (i) the use of and reference to any technical report(s), or portions thereof, that was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or “qualified person,” in connection with the Annual Report and any such technical report(s), and (iii) the information derived or summarized from such technical report(s) and all information of a scientific or technical nature not otherwise covered by any other named expert that is included or incorporated by reference in the Annual Report and any of the exhibits thereto, including, but not limited to, the Annual Information Form of the Company for the year ended December 31, 2021.

I also consent to the use of my name in and incorporation by reference of such information contained in the Annual Report and exhibits thereto into the Company’s Registration Statement on Form F-3 (File No. 333-260929).

/s/ Vincent Cardin-Tremblay
Vincent Cardin-Tremblay, P.Geo
Vice President, Geology, Nomad Royalty Company Ltd.

Dated: March 30, 2022